Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on Disclosure on the Related Reports of the 2019 Open Day of China Life Insurance Company Limited

China Life Insurance Company Limited (the “Company”) is scheduled to hold the 2019 Open Day on February 22, 2019, and report on the achievements of the Company’s transformation and prospects of the Company.

For detailed information, please refer to the annoucement made by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn) on the same day.

Board of Directors of China Life Insurance Company Limited

February 21, 2019